

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

Fatima S. Sulaiman
K&L Gates LLP
1601 K Street NW
Washington, DC 20006

Re: DIVIDEND & INCOME FUND ("Fund")
        File Numbers 811-08747 & 333-189804

Dear Ms. Sulaiman:

On June 12, 2013, the Fund filed a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"). The filing was made with respect to the proposed offering by the Fund of additional common shares of beneficial interest, pursuant to the exercise of rights. We have referenced the captions and page numbers from the registration statement to indicate the sections of the registration statement to which each comment relates. However, you should regard any comment made with respect to one section of the registration statement to apply to similar disclosure elsewhere in the registration statement.

Our comments regarding the filing are set forth below.

General

1.   The summary section and other segments of the prospectus disclose that the Fund will invest in derivatives. Please summarize in this section, and disclose more fully in the prospectus, all material aspects of the derivatives in which the Fund will invest. In this regard, *see* The Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, Derivatives-Related Disclosures by Investment Companies (July 30, 2010). Please disclose specifically why and when the Fund will invest in derivatives, distinguish the risks of purchasing and selling derivatives and disclose the creditworthiness standards the Fund will employ when selecting counterparties. Please disclose the limits on the amount of assets the Fund may subject to any one counterparty.

2.   The type face of the printed document is hard to read and appears to be set forth in an inappropriately small font. Confirm the printed document will comply with the type size requirement in Rule 420.

Prospectus

PROSPECTUS SUMMARY
Use of Proceeds (Page 5)

3.   Disclosure hereunder suggests that there may be a delay in investing the offering proceeds. If the delay stretches beyond three months, describe the reasons for and consequences of the delay. *See* Item 7.2 of Form N-2. If the investment process is delayed more than six months will the Fund obtain shareholder consent to exceed the six months requirement as required by staff policy set forth in Guide 1 to Form N-2?

Investment Objectives and Policies

4.   Disclosure under this sub-caption as well as disclosure in the SAI under the sub-caption "Private Investment Companies and Offshore Investment Companies" indicates that the Fund may invest in unregistered funds. Accordingly, add disclosure to the effect that the Fund will invest less than 15% of its assets in unregistered funds or other pooled investment vehicles.

Investment Strategy (Page 7)

5.   Disclosure in the first paragraph states that: "no more than 25% of the Fund's total assets will be invested in any one industry." Twenty five percent is considered concentration. Please adjust this disclosure consistent with staff policy on this matter.

6.   Disclosure in the second paragraph discloses the factors to be considered when debt securities are considered for inclusion in the Fund's portfolio. Confirm that the disclosed factors cover the situation covered by the following policy appearing on page 6: "Investment company shares held by the Fund may be deemed by the Investment Manager to be Income Generating Equity Securities, Debt Securities, or otherwise, depending on the income generation, objectives, policies, holdings, or similar criteria of the investment company."

Use of Leverage (Page 8)

7.   Disclosure in the second paragraph states that: "The Fund may also enter into transactions other than those noted above that may give rise to other forms of leverage including, among others, derivative transactions, loans of portfolio securities, and when-issued, delayed delivery and forward commitment transactions." If accurate, clarify that these other forms of leverage are not included in the 50% leverage limit disclosed in this paragraph.

Fees and Expenses (Page 18)

8.   The fee table is substantially blank, as is certain other financial information elsewhere in the filing. We may have comments regarding that information upon its inclusion in an amendment to this registration statement.

9.   Footnote 4 states that the Fund pays the manager a fee at the rate of 0.95% of the Fund's managed assets. That term is defined in the note. Arguably, this disclosure is based on the management contract. Nevertheless, if accurate, disclose that managed assets equal net assets.

THE RIGHTS OFFERING
Purpose of the Offering (Page 25)

10.   Reformat the disclosure appearing in all capital letters at the bottom of this page, as well as similar disclosure appearing elsewhere in the filing. Please use a different means to make the disclosure prominent (e.g., bold).

Termination of the Offering (Page 27)

11.   Disclosure hereunder states that: "The Fund may terminate the rights offering at any time and for any reason before the Expiration Date. If the Fund terminates the rights offering, the Fund will issue a press release announcing such termination and will direct the Subscription Agent to return, without interest, all subscription proceeds received. . ." Disclosure on page 29 indicates that all subscriptions are placed in a segregated interest-bearing account. Explain to the staff why this policy is appropriate, i.e., the retention of the interest paid on escrowed funds.

INVESTMENT OBJECTIVES, POLICIES, AND STRATEGIES
Leverage (Page 37)

12.   Add an affirmative statement to this discussion based on the percent of Fund assets that may be invested in this manner indicating, if accurate, that the Fund may leverage up to the full statutory limit.

CALCULATION OF NET ASSET VALUE PER SHARE (Page 52)

13.   Revise the following sentence by adding the indicated clause: "Securities for which market quotations are not readily available or reliable and other assets may be valued at fair value as determined in good faith by the Investment Manager under the direction of or pursuant to procedures established by the Board."

DISTRIBUITON POLICY (Page 53)

14.   If, under the Fund's managed distribution policy, distributions are paid based on a schedule, disclose the timing or schedule of the distributions.

15.   Disclosure in the second paragraph indicates that if the Fund's total distributions for the year exceed its net investment income and net realized capital gains, the excess will generally be treated first as ordinary dividend income and then as a "return of capital (tax-free for a shareholder up to the amount of its tax basis in its Shares)." Disclose the significance of such distributions including the tax aspects of a return of capital, the effect on a shareholder's basis in the Fund and distinguish a return of capital from income or capital gain.

*   *   *   *   *   *   *   *   *   *   *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,

_____
Larry L. Greene
Senior Counsel

Thursday, August 01, 2013